# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agroz Inc., CIK 0002009233
CUSIP: G0136M101
Title of class of securities: ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: No. 2, Lorong Teknologi 3/4A,, Taman Sains Selangor, Kota Damansara, Petaling Jaya, Selangor, Malaysia (N8), 47810
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002092837
Persons authorized to receive notices and communications: Kay Yen Tan, No. 6 Jalan SS2/43, Petaling Jaya, Selangor, Malaysia (N8), 47300, 60 12 210 4463

## Reporting persons
- Kay Yen Tan (CIK 0002092837): type of reporting person: individual (IN); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 1,296,302; shared voting power 0; sole dispositive power 1,296,302; shared dispositive power 0; aggregate amount beneficially owned 1,296,302 (5.98% of the class)
  Comment: (1) Based on 21,673,485 Ordinary Shares issued and outstanding as of October 1, 2025.

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
Name of issuer: Agroz Inc.
Address of issuer's principal executive offices: No. 2, Lorong Teknologi 3/4A,, Taman Sains Selangor, Kota Damansara, Petaling Jaya, Selangor, Malaysia (N8), 47810
Comment: The Issuer's Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "AGRZ".

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Kay Yen Tan, an individual. Mr. Tan exercises voting and dispositive control over the Ordinary Shares.
Residence or business address: The principal business address of Mr. Kay Yen Tan is No. 6 Jalan SS2/43 Petaling Jaya, Selangor, 47300.
Present principal occupation or employment: Mr. Kay Yen Tan's has no present principal occupation.
Criminal convictions in the last five years: During the last five years, Mr. Tan has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Tan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Kay Yen Tan initially acquired 2,000,000 Ordinary Shares in exchange for 182,000 Ordinary Shares he held in Agroz Group Sdn. Bhd. Mr. Kay Yen Tan subsequently sold 703,698 Ordinary Shares for $1,511,094.

## Item 4. Purpose of Transaction
Purpose of transaction:
Other than as described herein, or as described under Item 5 below, Mr. Kay Yen Tan does not currently have plans or proposals that relate to or would result in any of the transactions involving Agroz Inc. described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Kay Yen Tan (the "Reporting Person") acquired the securities described in this Schedule 13D for investment purposes and intends to review his investments in the Issuer on a continuing basis. The Reporting Person has in the past, and may in the future, engage in discussions with the Issuer's management, Board of Directors, covering a broad range of subjects, including relative to performance, strategic direction.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 5.98% of the Issuer's Common Stock as of 10/01/2025..
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which Mr. Tan has:

Sole power to vote or to direct vote: 1,296,302 shares.
Shared power to vote or to direct the vote: 0.
Sole power to dispose or to direct the disposition of: 1,296,302.
Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Kay Yen Tan: /s/ Kay Yen Tan, Kay Yen Tan (10/24/2025)